UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact April | 2026

Azul Announces Management Transition

Resignation and Appointment of New Chief Financial and Investor Relations Officer

São Paulo, April 6, 2026 - Azul S.A., “Azul”, (B3: AZUL53; OTC: AZLUY), the largest airline in Brazil by number of cities served, hereby informs its shareholders and the market in general that the Company's Board of Directors has been informed of the resignation of Mr. Alexandre Wagner Malfitani (“Alex Malfitani”) from his positions as Chief Financial Officer (CFO) and Investor Relations Officer (IRO) of the Company. His resignation is effective on April 20th, 2026.

“Alex Malfitani is one of Azul’s founders and has been truly instrumental in shaping the company we are today. He played a pivotal role in building our financial and strategic foundation and was behind several of our most meaningful initiatives. We are profoundly grateful to Alex for his exceptional leadership, his unwavering dedication, and the many lasting contributions he has made throughout Azul’s history. His legacy is deeply woven into Azul’s culture and will continue to guide who we are,” says John Rodgerson, Azul’s CEO.

With the resignation of Alex Malfitani, the Company announces that Mr. Antonio Carlos Garcia ("Antonio Garcia") will be appointed as Vice-President, Chief Financial Officer (CFO) and Investor Relations Officer (IRO), effective April 20th, 2026, subject to the approval of the Company’s Board of Directors.

Antonio Garcia worked for more than six years at Embraer, where he served as Executive Vice President of Finance and Investor Relations. Previously, he built a solid global career at ThyssenKrupp, working in Germany as the global CFO of the Forged Technologies business unit. He also held notable positions at the ZF Group in Brazil and at Siemens Group, where he worked across various business segments. Antônio Garcia brings with him outstanding analytical and executive expertise. He holds a degree in Accounting from Faculdades Integradas Campos Salles (class of 1989) and an MBA in Business Administration from the Pontifical Catholic University of São Paulo (PUC-SP, class of 1999). In addition, he completed ThyssenKrupp’s Executive Program at Harvard Business School.

“We are extremely excited to welcome Antônio Garcia to Azul, especially as we enter this new chapter following our successful restructuring of Azul. His experience at Embraer, one of our most important partners, gives him unique insight into our business. Antônio will bring additional strength to our leadership team and play a key role in helping us navigate and accelerate the next phase of the new Azul,” says John Rodgerson, Azul’s CEO.

Antônio Garcia and Alex Malfitani will begin a transition period starting on April 20th.

Azul will maintain its shareholders and the market informed of any new information on the matters presented in the Material Fact.

About Azul

Azul S.A. (B3: AZUL53; OTC: AZLUY), the largest airline in Brazil by departures and cities served, offers approximately 800 daily flights to over 137 destinations. With an operating fleet of over 180 aircraft and more than 14,000 Crewmembers, the Company has a network of 250 non-stop routes. In 2020, Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information, visit https://ri.voeazul.com.br.

Contact:

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 98196-1035 imprensa@voeazul.com.br

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SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 6, 2026

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer